May 7, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Attention:	H. Roger Schwall
cc:	Paul Monsour
Laura Nicholson

Re:	Rome-Milan Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 5, 2015
File No. 333-202643

Dear Mr. Schwall:

On the evening of Tuesday, May 5, 2015, Rome-Milan Holdings, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to its Registration Statement on Form S-4 filed on March 10, 2015 (File No. 333-202643) (the “Registration Statement”).

Following a telephonic conversation with the staff of the Division of Corporation Finance of the Commission (the “Staff”), the Company is providing additional detail with respect to portions of the Company’s bylaws that would be subject to a 75% vote threshold if amended by the Company's stockholders and how those are comparable to the sections of the bylaws of Rock-Tenn Company (“RockTenn”) that are subject to the same standard.

In addition to the provisions described below, Section 2.4 of the Company’s bylaws (which provides for a higher board approval standard for 3 years after closing with respect to certain matters relating to John A. Luke and Steven C. Voorhees) is also subject to a 75% stockholder vote threshold.  There is no corresponding provision in RockTenn's bylaws.  The Company and RockTenn do not believe that subjecting this provision to a higher stockholder vote threshold is material to RockTenn's shareholders, as a change to the Company’s bylaws to eliminate this provision would still leave any decision with respect to Messrs. Luke and Voorhees subject to the discretion of the Company’s board.  Given that the Company’s board would be annually elected, the heightened approval standard should not impair to any material extent the ability of the Company's stockholders to effect changes through the election of different directors.

Below is a table itemizing, provision by provision, the corresponding provisions of the Company’s bylaws and RockTenn’s bylaws. Based on our review, each of the provisions of RockTenn’s bylaws referenced below are comparable in all material respects to those provisions of the Company’s bylaws referenced below.

Provisions of the Company’s Bylaws Subject to 75% Vote	Provisions of RockTenn’s Bylaws Subject to 75% Vote
Article I, Section 1.3 of the Company’s bylaws sets forth the persons able to call a special meeting of the Company’s stockholders and the procedures required to be followed in order to do so.	Article I, Section 2 of RockTenn’s bylaws sets forth the persons able to call a special meeting of RockTenn’s shareholders and the procedures required to be followed in order to do so.
Article II, Section 2.1 of the Company’s bylaws sets forth the powers of the board of directors and allows the board of directors to fix the number of directors.

Article II, Section 2.1 of the Company’s bylaws also provides for the annual election of directors, which is favorable to the Company’s stockholders.

Article II, Section 1 of RockTenn’s bylaws sets forth the powers of the board of directors. The first sentence of Article II, Section 2 of RockTenn’s bylaws allows the board of directors to fix the number of directors.

Article II, Section 2.2 of the Company’s bylaws sets forth the age limitation on the Company’s directors.	The third sentence of Article II, Section 2 of RockTenn’s bylaws sets forth the age limitation on RockTenn’s directors.
The last sentence of Article II, Section 2.3 of the Company’s bylaws provides for the filling of board vacancies by the board of directors.	The third and fourth sentences of Article II, Section 8 of RockTenn’s bylaws provide for the filling of board vacancies by the board of directors.
Article II, Section 2.4 of the Company’s bylaws sets forth the requirements for removing directors.	The second sentence of Article II, Section 8 of RockTenn’s bylaws sets forth the requirements for removing directors.
Article II, Section 2.7 of the Company’s bylaws governs regular meetings of directors.	The first sentence of Article II, Section 3 of RockTenn’s bylaws governs regular meetings of directors.
Article II, Section 2.8 of the Company’s bylaws governs special meetings of directors.	The second sentence of Article II, Section 3 of RockTenn’s bylaws governs special meetings of directors.

Provisions of the Company’s Bylaws Subject to 75% Vote	Provisions of RockTenn’s Bylaws Subject to 75% Vote
Article II, Section 2.9 of the Company’s bylaws sets forth the notice requirements for meetings of directors.	Article II, Section 4 of RockTenn’s bylaws sets forth the notice requirements for meetings of directors.
Article II, Section 2.12 of the Company’s bylaws governs compensation of directors.	Article II, Section 7 of RockTenn’s bylaws governs compensation of directors.
Article III, Section 3.1 of the Company’s bylaws provides the board of directors with the authority to establish committees.	The first sentence of Article II, Section 6 of RockTenn’s bylaws provides the board of directors with the authority to establish committees.
Article III, Section 3.2 of the Company’s bylaws governs removal and vacancies of committee members.	The last sentence of the first paragraph of Article II, Section 6 of RockTenn’s bylaws governs removal and vacancies of committee members.
Article III, Section 3.3 of the Company’s bylaws governs compensation of committee members.	Article II, Section 7 of RockTenn’s bylaws governs compensation of committee members.
The last sentence of Article VII, Section 7.7 of the Company’s bylaws contains the heightened stockholder voting requirements applicable to amendments of the provisions of the Company’s bylaws listed above.
Article V of RockTenn’s articles of incorporation contains the heightened shareholder voting requirements applicable to amendments of the provisions of RockTenn’s bylaws listed above.

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 474-1802 or Richard Hall at (212) 474-1293.

Very truly yours,

/s/ Andrew R. Thompson
Andrew R. Thompson

cc:	Robert B. McIntosh, Rock-Tenn Company
Wendell L. Willkie, II, MeadWestvaco Corporation
Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz